Steven P. Whaley Senior Vice President and Controller	702 SW 8th Street Bentonville, AR 72716 Phone 479.273.4000 www.walmart.com

July 5, 2011

Mr. Andrew D. Mew

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Wal-Mart Stores, Inc.

Form 10-K for Fiscal Year Ended January 31, 2011

Filed March 30, 2011

File No. 1-6991

Dear Mr. Mew:

This letter is in response to your letter dated June 22, 2011, addressed to Mr. Charles M. Holley, Jr., Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc. (the “Company”). For ease of review, we have reproduced below in bold-faced type the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in that letter and have provided our response in regular type following each comment.

Form 10-K for the Fiscal Year Ended January 31, 2011

Exhibit 13

Item 8. Financial Statements and Supplementary Data

Note 10. Income Taxes, page 39

1.	We note your response to comment six in our letter dated May 17, 2011. Please clarify for us how your repatriation of international earnings for each of the last three years in the form of cash distributions and “deemed inclusions under the U.S. tax code” is consistent with demonstrating indefinite postponement of remittances from your foreign subsidiaries. It appears that at least some of your international earnings are intended to be remitted each year for which income taxes have not been accrued. Please see ASC 740-30-25 paragraphs 17 and 19.

Letter to the Securities and Exchange Commission

July 5, 2011

The indefinite reinvestment criterion of ASC 740-30-25-17 does not require the exception to be applied on an all-or-nothing basis and we have not made such an assertion on all of our foreign subsidiaries earnings. The foreign earnings repatriated to the U.S. over the last three years came from subsidiaries for which we do not intend to indefinitely reinvest earnings. For these earnings, we have accounted for the U.S. income tax provision impacts in the periods when the amounts were earned and did not rely on the exception provided in ASC 740-30-25.

If you have any questions about the Company’s response to your additional comment or need further information, please contact the undersigned at (479) 204-8263.

Sincerely,

/s/ Steven P. Whaley Steven P. Whaley
Senior Vice President and Controller

cc:

Donna Di Silvio

Staff Accountant

Securities and Exchange Commission

Chris Chase

Attorney-Advisor

Securities and Exchange Commission

Charles M. Holley, Jr.

Executive Vice President and Chief Financial Officer

Wal-Mart Stores, Inc.

Audit Committee of the

Board of Directors

Wal-Mart Stores, Inc.